SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of＿＿＿＿＿＿＿April＿＿＿＿＿＿＿, 2005

SHELL CANADA LIMITED

(Translation of registrant's name into English)

400 4th Avenue S.W., Calgary, Alberta, T2P 0J4

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☐   Form 40-F ☑

(indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3--2(b) under the Securities Exchange Act of 1934.)

Yes ☐   No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	SHELL CANADA LIMITED
	Registrant
Date: April 29, 2005	
	By: "S.A. FISH"
	(Signature)
	S.A. FISH, Vice President
	(Name and Title)
	By: "S.L. COSMESCU"
	(Signature)
	S.L. COSMESCU, Assistant Secretary
	(Name and Title)



Shell Canada Limited — Shell Canada Limitée
NEWS RELEASE · COMMUNIQUÉ

FOR IMMEDIATE RELEASE
FRIDAY, APRIL 29, 2005

Shell Canada files regulatory applications for oil sands expansion projects

Calgary, Alberta - Shell Canada announced today that it has filed regulatory applications to expand capacity at both the Muskeg River Mine and Scotford Upgrader.

The Muskeg River Mine expansion plan includes developing additional mining areas on the west side of Lease 13 and on Lease 90, adding another bitumen extraction train to the existing plant and a number of debottlenecking projects. These plans will increase the capacity of the Muskeg River Mine from 155,000 to about 300,000 barrels per day. Regulatory approval for this expansion is anticipated in mid-2006. This, in combination with the Jackpine Mine approval received in 2004, would provide Shell with regulatory approved approvals for mining developments encompassing all of Lease 13 and Lease 90, totalling 500,000 barrels per day of bitumen.

The Scotford Upgrader expansion plan includes the addition of a third bitumen upgrading train which, along with debottlenecking of the existing facilities, will increase upgrading capacity to approximately 300,000 barrels per day. Regulatory approval for this expansion project is also anticipated mid-2006. Further additions to upgrading capacity will be made in due course to bring total capacity to 500,000 barrels per day in line with future mining expansions.

Shell's strategy to achieve its longer-term goal of producing more than 500,000 barrels per day has been refined to take account of lessons learned from the original project execution and new construction techniques. Shell plans to further develop its leases in the Athabasca area by employing a continuous construction, "building-block" approach. Each building block would be sized, at least initially, at approximately 100,000 barrels per day. As part of this strategy, Shell would start construction of the first 100,000 barrels per day mining expansion on Lease 13 in 2006 concurrent with a similar-sized expansion of the Scotford Upgrader and debottlenecking projects at both facilities. Opportunities to integrate new production trains with existing facilities will be considered where practical to reduce construction and operating costs. Additional building blocks, including both mining and upgrading expansions, would follow in due course.

"We believe that a building block approach will maximize construction efficiency as we grow our oil sands business," said Clive Mather, President and Chief Executive Officer, Shell Canada Limited. "We're building from a solid base of oil sands experience and will leverage off that as we drive toward more than 500,000 barrels per day of production."

Subject to final investment approvals, construction of the first expansion projects on Lease 13 and at the Scotford Upgrader is expected to start in 2006 and to be completed in 2009. These projects, including debottlenecking of the existing facilities, are expected to increase synthetic crude production to about 300,000 barrels a day by 2010. Actual timing for these projects will depend on the outcome of the regulatory process, market conditions, final project costs and consultation with key stakeholders. A capital cost estimate for these projects will be provided in 2006 following regulatory and final investment approvals. Peak construction workforces are expected to be approximately 4000 at the mine site and 6400 at the upgrader.

Copies of Shell's applications are available for viewing at public locations in Fort McMurray, Fort Saskatchewan, Edmonton and Calgary. For more information or to view online, please visit Shell's web site at www.shell.ca/oilsands.

The Athabasca Oil Sands Project consists of the Muskeg River Mine located north of Fort McMurray, Alberta and the Scotford Upgrader located near Edmonton and is a joint venture among Shell Canada Limited (60 per cent), Chevron Canada Limited (20 per cent) and Western Oil Sands L.P. (20 per cent). Chevron Canada Limited and Western Oil Sands L.P. have the option to participate with Shell Canada Limited in developing additional oil sands resources in the Athabasca area.

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For more information contact:

Media inquiries:	Investor inquiries:
Jan Rowley	Jim Fahner
Manager, Public Affairs	Manager, Investor Relations
(403) 691-3899	(403) 691-2175

This document contains "forward-looking statements" based upon current expectations, estimates and projections of future production, project startup and future capital spending. Forward-looking statements include, but are not limited to, references to future capital and other expenditures, drilling plans, construction activities, the submission of regulatory applications, refining margins, oil and gas production levels, resources and reserves estimates.

Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements involve numerous risks and uncertainties that could cause actual results to differ materially from those anticipated by the Corporation. These risks and uncertainties include, but are not limited to, the risks of the oil and gas industry (including operating conditions and costs), demand for oil, gas and related products, disruptions in supply, project schedules, the uncertainties involving geology of oil and gas deposits, the uncertainty of reserves estimates, fluctuations in oil and gas prices and foreign currency exchange rates, general economic conditions, commercial negotiations, changes in law or government policy, and other factors, many of which are beyond the control of the Corporation.